Esther L. Moreno Akerman Senterfitt One Southeast Third Avenue Suite 2500 Miami, FL 33131-1714 Tel: 305.374.5600 Fax: 305.374.5095

August 30, 2013

VIA EDGAR

Mr. Michael McTiernan

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	The Geo Group, Inc.
Amendment No. 1 to Registration Statement on Form S-4
Filed July 16, 2013
File No. 333-188958

Form 10-K for the year ended December 31, 2012
Filed March 1, 2013
File No. 001-14260

Dear Mr. McTiernan:

On behalf of The GEO Group, Inc. (the “Company” or “GEO”), we hereby respond to the Staff’s comment letter, dated July 29, 2013, regarding the above referenced Amendment No. 1 to Form S-4 filed on July 16, 2013 (the “Amendment No. 1”) and the Form 10-K filed on March 1, 2013 (the “Form 10-K”). Please note that we are simultaneously filing Amendment No. 2 to the Form S-4 (“Amendment No. 2”). We are providing each of Mr. Jerard Gibson and Mr. Wilson Lee a courtesy copy of Amendment No. 2 marked to show changes from Amendment No. 1. Please note that, for the Staff’s convenience, we have recited the Staff’s comment in boldface type and provided our response to the comment immediately thereafter.

akerman.com

BOCA RATON        DALLAS        DENVER        FORT LAUDERDALE        JACKSONVILLE        LAS VEGAS        LOS ANGELES        MADISON        MIAMI        NAPLES

NEW YORK        ORLANDO        PALM BEACH        SALT LAKE CITY        TALLAHASSEE        TAMPA        TYSONS CORNER        WASHINGTON, D.C.

WEST PALM BEACH

Mr. Michael McTiernan

Assistant Director

United States Securities and Exchange Commission

August 30, 2013

AMENDMENT NO. 1 TO REGISTRATION STATEMENT ON FORM S-4

Summary Historical Financial and Other Data, page 11

1.	We have considered your response to comment 9 and reviewed your revised disclosures. We are unclear how your revised disclosure addresses our comment as it relates to Adjusted EBITDA. With regard to Normalized FFO and Adjusted FFO, you state that your adjustments do not reflect a necessary component of your operational performance and are not indicative of your core operating performance. Please further revise your disclosures to describe each adjustment to Adjusted EBITDA, Normalized FFO, and Adjusted FFO and how the nature of each adjustment does not represent a necessary component of your operational performance and are not indicative of your core operating performance.

Response:

In response to the Staff’s comment, we have revised the non-GAAP disclosures under “Summary Historical Financial and Other Data” and under “Selected Historical Financial Information” on pages 15-16 and 52-53, respectively, of Amendment No. 2.

*            *             *

In connection with responding to the Commission’s comments, the Company has acknowledged in Exhibit A to this letter the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Michael McTiernan

Assistant Director

United States Securities and Exchange Commission

August 30, 2013

We believe the response provided above fully addresses the Staff’s comment. If you have any questions, please call the undersigned at 305-982-5519.

Sincerely, AKERMAN SENTERFITT

/s/ Esther L. Moreno
Esther L. Moreno For the Firm

cc:	Securities and Exchange Commission
Wilson Lee, Staff Accountant
Robert Telewicz, Staff Accountant
Jerard Gibson, Attorney-Advisor

The GEO Group, Inc.

John J. Bulfin, Esq., Senior Vice President and General Counsel
Brian R. Evans, Senior Vice President and Chief Financial Officer

Akerman Senterfitt

Stephen K. Roddenberry, Esq.
Jose Gordo, Esq.

EXHIBIT A

THE GEO GROUP, INC.

One Park Place, Suite 700

621 NW 53rd Street

Boca Raton, FL 33487

August 30, 2013

In connection with its response to the United States Securities and Exchange Commission’s comment letter, dated July 29, 2013, The GEO Group, Inc. (“GEO”) acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve GEO from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	GEO may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The GEO Group, Inc.

By:	/s/ Brian R. Evans
Brian R. Evans Senior Vice President and Chief Financial Officer